Exhibit 8

Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, CA 94111-4189
Phone: 415-954-5400
Fax:415-954-8200



August 2, 2001

Board of Directors
RCM Strategic Global Government Fund, Inc.


Dear Sirs:

	Reference is made to the Agreement and Plan of Merger dated as of August 2, 2001 (the Merger Agreement) between RCM Strategic Global Government Fund, Inc. (RCS Fund) and Dresdner RCM Global Strategic Income Fund, Inc. (DSF Fund). This letter is being delivered to RCS Fund by Dresdner RCM Global Investors LLC (Dresdner RCM), on its own behalf, in order to facilitate the consummation of the merger transaction provided for in the Merger Agreement (the Merger) and in consideration of the benefits to Dresdner RCM from the Merger. Capitalized terms used but not defined in this letter are used herein as defined in the Merger Agreement.

	1. In addition to the expense reimbursement obligations of DSF Fund pursuant to the Merger Agreement, Dresdner RCM hereby agrees:

          (a) to reimburse RCS Fund for all RCS Fund Expenses up to a maximum amount of forty thousand dollars (US $40,000) in the event that the Merger is not consummated by reason of
(i) DSF Funds being relieved of its obligation to consummate the Merger by reason of the nonfulfillment of any condition to such obligation referred to in Section 9 of the Merger Agreement, including a failure to obtain the requisite majority vote of the RCS Fund stockholders but excluding a failure to obtain the requisite majority vote of the DSF Fund stockholders to approve the Merger; and/or (ii) a Termination With Cause; and

         (b) to reimburse RCS Fund for all Joint Expenses up to a maximum amount of forty thousand dollars (US $ 40,000) in the event that the Merger is not consummated by reason of the failure to obtain the requisite majority vote of the DSF Fund stockholders to approve the Merger.

	2. Dresdner RCM hereby agrees to waive during the twelve months immediately following the consummation of the Merger such portion of the investment management fee payable to Dresdner RCM by RCS Fund pursuant to an investment management agreement dated as of June 14, 1996, as may be necessary to ensure that the Projected Total Expenses of RCS Fund shall be at least seventy five thousand dollars ($75,000) more than the Pro Forma Total
Expenses of RCS Fund. For purposes of this paragraph, Projected Total Expenses shall mean the product of (x) the expense ratio of RCS Funds estimated fixed expense items (including, without limitation, legal, audit, accounting and regulatory compliance expenses) and estimated variable expense items (including, without limitation, management, administrative, custody and transfer agencyfees) for fiscal year 2002, assuming that the Merger had not been consummated, as shown in Column A of Exhibit A hereto, and (y) the aggregate value of RCS Funds assets immediately following consummation of the Merger; and Pro Forma Total Expenses shall mean RCS Funds estimated fixed expense items (including, without limitation, legal, audit, accounting and regulatory compliance expenses) and estimated variable expense items (including, without limitation, management, administrative, custody and transfer agency fees) calculated based on the total value of RCS Funds assets immediately following the consummation of the Merger (in each case using the same assumptions as used to calculate the Projected Total Expenses and covering the twelve month period immediately following the consummation of the Merger), together with incremental Merger-related legal and other costs and expenses actually incurred by RCS Fund.

	3.  Dresdner RCM hereby agrees that,
following the consummation of the Merger, it will receive from RCS Fund an investment management fee at a rate of 0.75% (rather than 0.95%) per annum with respect to the value of all assets in excess of the value of RCS Funds assets at the Valuation Time.

         4. Dresdner RCM hereby represents and warrants to RCS Fund that the information furnished or approved by Dresdner RCM for use in the Registration Statement, the Prospectus or the Proxy Statements, including, without limitation, information with respect to the investment policies and restrictions of RCS Fund contained therein, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         5.  Dresdner RCM hereby agrees to provide RCS
Fund within 30 days following the Merger Date a list setting forth the respective federal income tax bases of the DSF Fund portfolio securities acquired by RCS Fund in the Merger.

	6. Dresdner RCM hereby represents and warrants to RCS Fund that (i) for the period from November 1, 1999 to the Merger Date, DSF Fund at all times has qualified for taxation as a regulated investment company under Sections 851 and 852 of the Internal Revenue Code of 1986, as amended; (ii) DSF Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of April 30, 2001 and those that DSF Fund shall have advised RCS Fund at or prior to the Valuation Time were incurred by DSF
Fund subsequent to April 30, 2001, whether or not incurred in the ordinary course of business; and (iii) the list of portfolio securities and their respective tax costs provided to RCS Fund pursuant to paragraph 5 hereof fairly presents the federal income tax basis of such assets.

	7. Dresdner RCM will indemnify and hold harmless the RCS Indemnified Parties against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the RCS Indemnified Parties in connection with, arising out of, resulting from or based upon a breach of any representation, warranty or covenant of Dresdner RCM contained in this letter. The RCS Indemnified Parties will notify Dresdner RCM in writing within ten days after the receipt by any one or more of the RCS Indemnified Parties of any notice of legal process or any suit brought against or claim made against such RCS Indemnified Party as to any matters covered by this indemnification or within ten days of having discovered any loss or expense arising out of or based upon a breach of a representation, warranty or covenant of Dresdner RCM contained in this letter. Dresdner RCM shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this paragraph, or, if it so elects, to assume at its expense by counsel satisfactory to the RCS Indemnified Parties the defense of any such claim, action, suit or proceeding, and if Dresdner RCM elects to assume such defense, the RCS Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. Dresdner RCMs obligation under this paragraph to indemnify and hold harmless the RCS Indemnified Parties shall constitute a guarantee of payment so that Dresdner RCM will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this paragraph without the necessity of the RCS Indemnified Parties' first paying the same.
	8. Dresdner RCM hereby agrees that the representations, warranties and covenants set forth in this letter shall survive the consummation of the Merger.

         9. Dresdner RCM hereby agrees that the terms of this letter, including the indemnification provided for in paragraph 7 hereof, shall be governed by the internal laws of the State of Maryland, without regard to conflict-of-laws principles.

Sincerely,
Dresdner RCM Global Investors LLC

/s/ Luke D. Knecht
Luke D. Knecht
Managing Director
RCS-DRCM Letter Agreement	-3-
RCS-DRCM Letter Agreement